TELE NORTE CELULAR PARTICIPACOES S. A.
                       CNPJ/MF N(0) 02.558.154 / 0001- 29
                               NIRE 5330000576 - 1
                              PUBLICLY HELD COMPANY


                  MINUTES OF MEETING OF THE BOARD OF DIRECTORS
                            Held on November 4, 2004

On the 4th day of November, 2004, at 4 p.m., at Avenida Presidente Wilson, 231, 28(0) andar, in the city of Rio de Janeiro - RJ, a meeting was held of the Members of the Board of Directors of Tele Norte Celular Participacoes S. A. ("Company").

CALL NOTICE: The meeting was called according to the Internal Regulation of the Board of Directors and Bylaws of the Company.

ATTENDANCE: The following members of the Board of Directors of the Company were present: Srs. Arthur Joaquim de Carvalho, Veronica Valente Dantas, Marcos Nascimento Ferreira, Maria Amalia Delfim de Melo Coutrim, Jorge da Cunha Fernandes, Jose Leitao Viana, Jacques de Oliveira Pena, Paulo Conte Vasconcellos, Danielle Silbergleid Ninio, Claudia Silva Araujo de Azeredo Santos and Susana Hanna Stiphan Jabra, deputy to Board Member Wilson Santarosa.

The following persons were also present, representing the Company: Antonio Jose Ribeiro dos Santos, Chief Executive Officer, Aloysio Galvao, Chief Officer of Human Resources, Andre Fernando de Almeida, Superintendent Director of Amazonia Celular S.A. ("Amazonia Celular"), Ricardo Del Guerra Perpetuo, Chief Financial Director of Amazonia Celular, Erik Cordeiro, Chief Marketing Officer of Amazonia Celular, Eduardo Moreno, Chief Network Planning Officer of Amazonia Celular, and Luis Alberto de Mattos Freire de Carvalho, Chief Legal Officer.

PRESIDING BOARD: The meeting was presided by Mr.Arthur Joaquim de Carvalho, Chairman of the Board of Directors and Ms. Patricia Campos de Castro acted as Secretary.

AGENDA:

1. Reelection of Mr. Antonio Jose Ribeiro dos Santos as Chief Executive Officer of the Company;

2. Reelection of Mr. Aloysio Jose Mendes Galvao as Chief Officer of Human Resources of the Company;

3. Election of Mr. Ricardo Del Guerra Perpetuo as Chief Financial and Investors Relations Officer of the Company.

RECORDING:

                 Minutes of Meeting of the Board of Directors of
          Telemig Celular Participacoes S.A. held on November 4, 2004.
                                   Page 3 of 3
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The Chief of the Board of Directors recorded the receipt of a letter dated
November 4, 2004, subscribed by Opportunity Mem S. A. ("Opportunity Mem"), controlling shareholder of the Company, that in fact consubstantiates, for the purposes of article 118, ss.ss. 8 and 9 of Law 6404/76, express instruction of vote to the members of the Board of Directors elected by appointment of Newtel Participacoes S. A. ("Newtel") in relation to the matters listed therein. The correspondence from Opportunity Mem mentioned, will remain filed in the headquarters of the Company as Doc. Nr. 01.

The Chief Executive Officer recorded that the Minutes of this Meeting of the Board will be drafted in summary form and that the members of the collegiate body may justify their vote in a separate document, which shall be attached to these Minutes of Meeting and filed in the Company's headquarters.

RESOLUTIONS:

1. Reelection of Mr. Antonio Jose Ribeiro dos Santos as Chief Executive Officer of the Company;

Once the matter was presented for resolution, Board Members Jorge da Cunha Fernandes, Jacques de Oliveira Pena, Susana Hanna Stiphan Jabra and Claudia Silva Araujo de Azeredo Santos abstained from voting. All the other Members of the Board of Directors approved the reelection of Mr.Antonio Jose Ribeiro dos Santos, and motions were presented to commend him for his work for the Company.

In view of the manifestation of Board Members Jorge da Cunha Fernandes, Jacques de Oliveira Pena, Susana Hanna Stiphan Jabra and Claudia Silva Araujo de Azeredo Santos the Chairman of the meeting applied the provisions of article 118, ss. 8 of Law No 6404/76, and did not compute the votes given in disagreement with the instruction of vote resulting from the Newtel Shareholders' Agreement.

Thus, the Members of the Board unanimously approved through the valid votes, the reelection as Chief Executive Officer of the Company, Mr. Antonio Jose Ribeiro dos Santos, Brazilian, married, electronic engineer, bearer of the Identity Card No. RG 72.151, issued by the DFSP-DF and Individual Taxpayer (CPF/MF) No. 004.046.591-87, resident and domiciled in Brasilia, DF, with office at the SCN Quadra 04 Bloco "B", n(0) 100 Centro Empresarial Varig 7(0) andar sala 702, for a term of office of three (3) years as from this date.

For the purpose of provisions of article 4 of CVM Instruction No. 367, of May 29, 2002, the President recorded the receipt of the statement and resume of Mr. Antonio Jose Ribeiro dos Santos, elected hereby as Chief Executive Officer of the Company, as mentioned, which shall be filed in the headquarters of the company as Doc. nr. 02.

2. Reelection of Mr. Aloysio Jose Mendes Galvao as Chief Officer of Human Resources of the Company;


                 Minutes of Meeting of the Board of Directors of
          Telemig Celular Participacoes S.A. held on November 4, 2004.
                                   Page 3 of 3
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The Members of the Board unanimously approved the reelection as Chief Officer of
Human Resources of the Company, Mr. Aloysio Jose Mendes Galvao, Brazilian, married, business administrator, bearer of the Identity Card No. RG 591.939, issued by the SSA/BA and Individual Taxpayer (CPF/MF) No. 039.887.675-49, resident and domiciled in Brasilia, DF, with office at the SCN Quadra 04 Bloco "B", n(0) 100 Centro Empresarial Varig 7(0) andar sala 702, for a term of office of three (3) years as from this date.

For the purpose of provisions of article 4 of CVM Instruction No. 367, of May 29, 2002, the Chairman of the Meeting recorded the receipt of the statement and resume of Mr. Aloysio Galvao, elected hereby as Officer of the Company, for the post mentioned, which shall be filed in the headquarters of the company as Doc. nr. 03.

3. Election of Mr. Ricardo Del Guerra Perpetuo as Chief Financial and Investors Relations Officer of the Company.

In view of the resignation of Mr. Joao Cox Neto, the Board unanimously approved the election as Chief Financial and Investors Relations Officer of the Company Mr. Ricardo Del Guerra Perpetuo, Brazilian, married, civil engineer, bearer of the Identity Card No. RG 13.775.643, issued by the SSP/SP, and Individual Taxpayer (CPF/MF) No. 082.864.108-07, resident and domiciled in Belo Horizonte, MG, with office at Rua Levindo Lopes, 258, for a term of office of three (3) years as from this date.

For the purpose of provisions of article 4 of CVM Instruction No. 367, of May 29, 2002, the President recorded the receipt of the statement and resume of Mr. Ricardo Del Guerra Perpetuo, elected hereby as Officer of the Company, for the post mentioned, which shall be filed in the headquarters of the company as Doc. nr. 04.

There being no other matters to be discussed, the meeting was adjourned and these minutes were drawn; after being read and approved, it is signed by the Members of the Board of Directors and by the Secretary.

Rio de Janeiro, November 4, 2004.


(signed)



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Arthur Joaquim de Carvalho                Marcos Nascimento Ferreiro
MEMBER OF THE BOARD                       MEMBER OF THE BOARD

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Veronica Valente Dantas                   Paulo Conte Vasconcellos
MEMBER OF THE BOARD                       MEMBER OF THE BOARD

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                 Minutes of Meeting of the Board of Directors of
          Telemig Celular Participacoes S.A. held on November 4, 2004.
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Maria Amalia Delfim de Melo Coutrim       Jorge da Cunha Fernandes
MEMBER OF THE BOARD                       MEMBER OF THE BOARD

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Danielle Silbergleid Ninio                Jose Leitao Viana
MEMBER OF THE BOARD                       MEMBER OF THE BOARD

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Jacques de Oliveira Pena                  Claudia Silva Araujo de Azeredo Santos
MEMBER OF THE BOARD                       MEMBER OF THE BOARD

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Susana Hanna Stiphan Jabra                Patricia Campos de Castro
MEMBER OF THE BOARD                       SECRETARY

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                 Minutes of Meeting of the Board of Directors of
          Telemig Celular Participacoes S.A. held on November 4, 2004.
                                   Page 3 of 3